Western Copper and Gold Completes Mineral Claim Purchase Agreement

VANCOUVER, BC -- (Marketwired - November 09, 2016) - Western Copper and Gold Corp. (TSX: WRN) (NYSE MKT: WRN) ("Western" or the "Company") is pleased to announce that it has completed the transactions contemplated under the Purchase Agreement with Cariboo Rose Resources Ltd. (TSX VENTURE: CRB) ("Cariboo Rose") previously announced on November 3, 2016.

Pursuant to the Purchase Agreement, Cariboo Rose exercised its right to buy the 55 mineral claims known as the Casino "B" claims, and then Western issued 500,000 common shares of Western to Cariboo Rose in exchange for nine (9) of the Casino "B" claims and a right of first refusal on the remaining 46 Casino "B" claims. The 500,000 common shares issued to Cariboo Rose are subject to a hold period and as such may not be traded until March 10, 2017.

The acquisition of the nine Casino "B" claims pursuant to the Purchase Agreement increase the Company's land position on the western edge of the Casino deposit. The mineral claims include, or are in close proximity to areas where certain mining facilities are proposed.

"Western was able to purchase key claims without spending any cash," said Paul West-Sells, President & CEO. "These additional claims further de-risk the Casino Project by providing ownership certainty with regards to the proposed heap leach and by creating a buffer on the western edge of the feasibility study pit."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier Copper-Gold mine in the Yukon Territory. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President & CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements tend to include words such as "will", "may", "could", "expects", "plans", "estimates", "intends", "anticipates", "believes", "targets", "forecasts", "schedules", "goals", "budgets", or similar terminology. Forward-looking statements herein include, but are not limited to, statements with respect to the Casino Project being Canada's premier copper-gold mine. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements are based on Western's current beliefs as well as various assumptions made by and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements are inherently subject to significant uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western's ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

For more information, please contact:

Chris Donaldson
Manager, Corporate Development and Investor Relations
604.638.2520
cdonaldson@westerncopperandgold.com